UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE Paris, February 27, 2014

2013 Annual results1

Transformation Plan: 2013 Objectives Achieved

Further significant decline in net financial debt to €8.2 billion

Adjusted operating income increased 16.9% to €922 million

Adjusted net income quadrupled to €223 million

Proposed 2014 dividend of €0.70 and €0.70 for 20152

2014 Objectives: Significant growth in results expected

•      Results steadily improved throughout the year:

o	Stabilization across quarters of the Y-Y evolution of revenue at constant consolidation scope and exchange rates.
o	Cost reductions exceeded the objective.
o	Net improvement in the Y-Y trends in adjusted operating cash flow by the end of the year, with a stable Q4 at constant scope and exchange rates, or +2.5% excluding restructuring charges. For the full year 2013, adjusted operating cash flow declined 4.1% at constant scope and exchange rates, or -1.7% excluding restructuring charges.
o	Adjusted operating income increased 16.9% at constant exchange rates to €922 million.
o	Adjusted net income was €223 million compared to €58 million in 2012.
o	Net income was -€135 million due to the impact of non-recurring charges.

•      Outlook:

o	For 2014[3], Veolia Environnement aims to achieve:

o              Growth in revenue.

o             Around 10% growth in adjusted operating cash flow and significant growth in adjusted operating income and adjusted net income.

o             Proposal to pay a dividend of €0.70 per share in respect of the 2014 fiscal year and payable in 20152.

o	2015 objectives are confirmed.

Antoine Frérot, Veolia Environnement Chairman and CEO noted: “The improved performance during the year reflects the initial benefits of Veolia Environnement’s transformation plan. All of the objectives we set for 2013 were achieved, and certain objectives were exceeded, which allows us to approach the second phase of our strategic plan with even more confidence. The 2014 fiscal year will mark a return to growth in our results, with specific 2014 objectives3 of: revenue growth, around 10% growth in adjusted operating cash flow, and significant growth in adjusted operating income and adjusted net income. Veolia is therefore well on the path to profitable and sustainable growth.”

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1 The closure of the 2013 fiscal year was marked by the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the year ended December 31, 2012 accordingly. In addition to assure the comparability of periods, 2012 annual results have been re-presented for divestments completed or in process, see page 19 of this press release.

2 In view of the good progress of the transformation plan, the Board of Directors will propose the payment of a €0.70 dividend per share in respect of the 2014 fiscal year, payable in 2015.

3 At current exchange rates

2013 Annual Results Key Figures4

Revenue: €22.3 billion Adjusted operating cash flow: €1,796 million Adjusted operating income: €922 million Adjusted net income: €223 million Net income: -€135 million	Net cumulative cost savings: €178 million Divestments: €1,253 million Net financial debt: €8.2 billion Adjusted net financial debt: €5.5 billion Adjusted leverage ratio: 2.5x

•	Revenue was €22,315 million compared to re-presented €23,239 million for the year ended December 31, 2012

o    Water revenue declined 2.2% at constant scope and exchange rates to €10,222 million

- Return of organic growth in the Operations business: favorable indexation (+2.2%), but temporary slowdown of construction activities in certain contracts, lower volumes sold (-1.5%) and contractual erosion in France. Good performance in Central and Eastern Europe operations and industrial contracts in the United States.
- Technologies and Networks revenue declined 7.5% at constant scope and exchange rates: completion of international Design & Build contracts and unfavorable weather effects in France, but rebound in bookings, which increased 32% Y-Y to €3.3 billion.
o	Environmental Services revenue declined 1.5% at constant scope and exchange rates to €8,076 million, with stability in the second half despite a tough comparison base in Q4

- Improvement in the impact of raw materials prices in the second half, even though prices remained down for the full year. Raw materials volumes still declined.

- Impact of volume / activity levels in 2013 was -1.1%.

o	Energy Services revenue declined 1.1% at constant scope and exchange rates to €3,756 million
Benefit of higher energy prices and favorable weather impacts absorbed by the impact of the end of gas cogeneration contracts in France.
•	Adjusted operating cash flow amounted to €1,796 million, down 2.4% at constant exchange rates and excluding restructuring charges, and compared to re-presented €1,919 million for the year ended December 31, 2012. Adjusted operating cash flow Y-Y trends improved by the end of the year.
o	Water: increase of 1.1% at constant exchange rates in the Operations business. Technologies and Networks adjusted operating cash flow declined as a result of the degradation of the Hong Kong sludge contract margin and the decline in revenue. Overall, total adjusted operating cash flow in Water posted a slight decline of 1.6% at constant exchange rates.
o	Environmental Services: decline of 4.6% at constant exchange rates of which -1.5% associated with change in scope and -2.0% was associated with lower prices and volumes of recycled raw materials. Stabilization since the second quarter.
o	Energy Services: Reduction of 5.9% at constant exchange rates due to the end of gas cogeneration contracts in France.
•	Adjusted operating income improved significantly (+16.9% at constant exchange rates) to €922 million compared to re-presented €798 million for the year ended December 31, 2012.
o	Good contribution from joint ventures and associates, mainly due to Dalkia International, which had a net impact in 2012 of €65 million in write downs of receivables and accrued expenses in Italy.
o	Favorable impact of the cost savings plan, net of implementation costs.
o	Positive impact of the closure of the defined benefit plan for executives.

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4 See definitions on page 20 of this press release

•	Adjusted net income amounted to €223 million compared to re-presented €58 million for the year ended December 31, 2012
o	Adjusted net income benefited from the significant improvement in adjusted operating income.
o	Net loss amounted to -€135 million compared to €404 million for the year ended December 31, 2012, and was negatively impacted by a €150 million goodwill impairment in Environmental Services in Germany, €141 million in restructuring charges, including the VE SA and France water departure plans, as well as €73 million in costs related to the early redemption of bonds. Transport activities had a loss of -€51M, primarily related to SNCM. For the year ended December 31, 2012, net income included capital gains on the divestiture of the regulated waster business in the United Kingdom and the solid waste business in the Unites States, for €233.3 million and €208.4 million respectively.
•	The Company’s asset portfolio optimization policy continued at a steady pace in 2013
o	€1,253 million in asset divestitures, including the 25% stake in Berlin Wasser.
o	The gradual withdrawal from Transdev has not progressed further due to the situation with SNCM. Veolia and the Caisse des Dépôts have each converted €280 million in loans to equity of their subsidiary.
•	Net financial debt declined significantly to €8.2 billion at December 31, 2013 compared to re-presented €10.8 billion at December 31, 2012. Adjusted net financial debt amounted to €5.5 billion at December 31, 2013 compared to re-presented €7.8 billion at December 31, 2012.
•	Proposed dividend of €0.70 to be paid in cash or shares in relation to the 2013 fiscal year, and proposed dividend of €0.70 for the 2014 fiscal year. The Board of Directors will propose at the Annual General Shareholder Meeting to be held April 24, 2014 a dividend payment of €0.70 per share in respect of the 2013 fiscal year, payable in cash or in shares of Veolia Environnement. These new shares will be issued at a price equivalent to 95% of the average opening price on the Euronext Paris of the shares over the twenty trading days prior to the day of the Annual General Shareholders Meeting, less the amount of the dividend. The ex-dividend date (for ordinary shares only) has been set as April 30, 2014. The period during which shareholders may choose the option of the payment of dividend in cash or in shares will begin on April 30, 2014 and end May 16, 2014. The 2013 dividend will be paid, in cash or in shares, in either case from May 28, 2014.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Press	Analysts and Investor Relations
Laurent Obadia – Sandrine Guendoul	Ronald Wasylec +33 (0)1 71 75 12 23
+ 33 (0)1 71 75 12 52	Ariane de Lamaze +33 (0)1 71 75 06 00
Terri Anne Powers (USA) +1 312 552 2890

Results of Operations for the Year Ended December 31, 20135

In an economic environment that remains uncertain, the Group implemented the second year of its transformation plan through:

-	a new geographical organization set up since July 2013;
-	the cost reduction program;
-	continued optimization and divestiture of assets and;
-	the decline in net financial debt.

-	Transformation and cost reduction plan

On July 8, 2013, as part of the transformation of Veolia Environnement, the new organizational structure of the Group was announced, continuing the strategy implemented for the last two years to establish Veolia Environnement as "The Industry Standard for Environmental Solutions" thanks to its expertise in major environmental issues in the Water, Environmental Services and Energy Services sectors.

This new organization is based on two major advances: a country-based organization for Water and Environmental Services activities placed under the authority of a single director per country and the creation of two new functional departments: one dedicated to Innovation and Markets, the other to Technology and Performance.

With the exception of globally integrated activities, business operations are now brought together within each country, with Country Directors in charge of both Water and Environmental Services activities. The integrated and direct Group monitoring, under the operational authority of the Chief Operating Officer, is organized around country groupings, representing the first level of resource allocation.

Dalkia International, a subsidiary of Veolia Environnement and EDF, retains its current organizational structure but will be integrated into this new structure in due course.

The global specialty entities, whose markets are widely globalized, are included in a specific organization.

The composition of the Veolia Environnement Management Committee and Executive Committee was revised to better reflect this geographic structure and facilitate the development of country-based synergies.

The announcement of the new organizational structure of the Group does not change the terms of performance monitoring or resource allocation for the current year and therefore does not impact segment reporting in 2013.

From 2014, the new organizational structure will lead the Group to adapt its segment reporting to better reflect the Group’s performance as reviewed by the chief operating decision maker.

Over and above the annual efficiency plan, the 2015 net cost reduction objective (Convergence Plan) was increased in May 2013 to €750 million from the prior €470 million target compared to 2011. This €280 million increase breaks down as follows: €70 million in respect of increased mutualization and information system streamlining efforts, €100 million in respect of purchasing and €110 million associated with efficiency projects in the businesses and headquarters.

The Group cost reduction plan (Convergence) generated €178 million in additional cumulative net savings in the two year period ended December 31, 2013, recorded in operating income (before application of IFRS 10 and 11), out of an objective of €170 million, net of implementation costs. Post application of IFRS 10 and 11 cumulative net savings amounted to approximately €140 million.

-	Shareholding restructuring of the Energy Services division

On October 28, 2013, EDF and Veolia Environnement announced the launch of advanced discussions for the conclusion of an agreement on their joint subsidiary Dalkia. The Boards of Directors of these two groups met and approved the continuation of negotiations.

Upon completion of these discussions, EDF would acquire all Dalkia group activities in France, while Veolia Environnement would acquire the activities of Dalkia International; the sale of Dalkia France shares to EDF and of Dalkia International shares by EDF to the Group are inseparable parts of the planned transaction. Under this transaction, Veolia Environnement would make a cash payment to EDF to compensate for the difference in value of the investments owned by the two shareholders in the various Dalkia group entities. The amount of this cash payment, estimated at €550 million, is likely to be adjusted to take account of the definitive structure of the transaction and the cash position of Dalkia SAS as of December 31, 2013.

Given the progress to date of the different processes necessary for the completion of the transaction (employee representative bodies, anti-trust authorities, carve-out), it should be finalized in 2014.

___________________________

5 The closure of the 2013 fiscal year was marked by the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the year ended December 31, 2012 accordingly. In addition to assure the comparability of periods, 2012 annual results have been re-presented for divestments completed or in process, see page 19 of this press release.

This transaction will not lead to the Group’s withdrawal from any countries or the cessation of any of the Group’s businesses, in particular Energy Services.

Accordingly, this transaction is reflected as follows in the Group’s consolidated financial statements as of December 31, 2013:

-	Transfer of Dalkia’s assets and liabilities in France to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” in the consolidated statement of financial position, pursuant to IFRS 5, for a net asset amount of €1,529.1 million, including Dalkia France’s external debt of €203.8 million;
-	Remeasurement of Dalkia France assets and liabilities at the lower of net carrying amount and fair value less costs to sell, without impact on the consolidated accounts of the Group as of December 31, 2013.

Furthermore, until the transaction completion date, the Group’s investment in Dalkia International remains equity-accounted.

Overall, the transaction should not impact the net financial debt of Veolia Environnement, which currently provides most of Dalkia group financing.

Following completion of the transaction, Dalkia’s international activities will be held exclusively by the Group and will be fully consolidated.

The transaction will secure the development of Dalkia group activities internationally, while strengthening Veolia Environnement's ambitions in the energy services sector. It will also put an end to the litigation between EDF and Veolia Environnement pending before the Paris Commercial Court.

Once finalized, the draft agreement will be submitted for approval to EDF's and Veolia Environnement's respective Boards of Directors.

-	Acquisition of Proactiva Medio Ambiente

On November 28, 2013, Veolia completed the acquisition of the 50% stake in Proactiva Medio Ambiente historically held by the Fomento de Construcciones y Contratas (FCC) group. This transaction will allow Veolia Environnement to consolidate its positions in Latin America in waste management and water treatment and support its development strategy in high-growth regions.

Had the acquisition been completed on January 1, 2013, the revenue and operating income contribution of Proactiva Medio Ambiente would have amounted to €510.1 million and €42.7 million, respectively.

The total transaction amount of €150 million and its breakdown are presented in Note 3.3 to the Group consolidated financial statements as of December 31, 2013.

Accordingly, in 2013, Proactiva Medio Ambiente was equity-accounted up to the date of acquisition of control and fully consolidated thereafter. In accordance with the provisions of IFRS 3R, this transaction is therefore reflected by:

-	the recognition of net income of €82 million, equal to the fair value remeasurement of the investment stake previously held in Proactiva Medio Ambiente;
-	the recognition of provisional goodwill of €193 million;
-	a financial investment of €238 million (enterprise value), comprising the cash payment of €125 million and additional Proactiva Medio Ambiente debt of €113 million included in Group net financial debt.

-	Asset portfolio optimization policy:

The Group continued to implement its asset portfolio optimization strategy with, in particular:

-	the divestiture of Eolfi’s European activities on February 28, 2013, following the signature of a memorandum of understanding with Asah on January 21, 2013, for a share value of €23.5 million;
-	the divestiture of the Veolia Water subsidiary in Portugal (Compagnie Générale des Eaux du Portugal – Consultadoria e Engenharia) on June 21, 2013, to Beijing Enterprises Water Group, for an enterprise value of approximately €91 million;
-	the initial public offering on the Oman stock exchange of 35% of the shares of Sharqiyah Desalinisation Company (of which 19.25% held by the Group) on June 13, 2013, which resulted for the Group in the sale of 1,255,128 shares for €2.7 million. Following the listing, this entity has been equity-accounted since June 30, 2013. The impact on Group net financial debt was €89 million;
-	the deconsolidation of practically all Environmental Services activities in Italy, following the approval of the group voluntary liquidation plan (Concordato preventivo di gruppo, CPG) on July 17, 2013. The impact on Group net financial debt was €90 million;
-	the divestiture of Marine Services Offshore on August 29, 2013 for an enterprise value of €23 million to Harkland Global Holdings Limited (US fund);
-	the divestiture of its 24.95% stake in Berlin Wasser in the amount of €636.3 million. This transaction was carried out on December 2, 2013; and
-	the divestiture of Regaz by Dalkia France on December 12, 2013, for a consideration of €46.5 million.

Overall, these financial (in enterprise value) and industrial divestitures represented a total of €1,253 million in the year ended December 31, 2013.

-	Transdev Group and SNCM:

In 2013, the difficulties of Société nationale Corse Méditerranée (SNCM) did not enable Veolia Environnement to withdraw from Transdev Group.

The Memorandum of Understanding signed by Transdev Group’s two shareholders in October 2012 and providing for an increase in Caisse des dépôts et consignations’s stake in the share capital of Transdev Group to 60% and the transfer by Transdev Group to Veolia of its 66% stake in SNCM, lapsed on October 31, 2013, the deadline for signature of an agreement.

Accordingly, the Group modified the accounting presentation of its investment in Transdev Group for the publication of its 2013 financial statements, transferring it from “Assets classified as held for sale” (discontinued operations) to “Investments in joint ventures” (continuing operations), accounted for using the equity method. Pursuant to IFRS 5.28 and IAS 28.21, the Group modified retrospectively the accounting presentation of its investment in 2012 and 2011. Given the Group’s confirmed desire to continue its withdrawal from Transdev, the Group’s investment in the Transdev Group does not represent an extension of the Group’s businesses within the meaning of the French Accounting Standards Authority’s recommendation of April 4, 2013.

SNCM remains equity-accounted indirectly through the recognition of the Transdev Group joint venture. During closing procedures on the Group consolidated financial statements for the year ended December 31, 2013, the Group assessed its net exposure to SNCM as a result of its indirect interest.

Given the litigation proceedings in progress as of December 31, 2013, the Group considers the best way to reflect in the accounts the exposure arising from its indirect interest in SNCM, is to recognize the amounts that would be payable under the most probable scenario, that is an appropriate collective procedure with a disposal plan associated with a transaction:

-	In the Group consolidated financial statements as of December 31, 2013, the equity-accounting value of Transdev Group reflects a fair appraisal of the Group’s exposure to its interest in SNCM;
-	Veolia Environnement’s receivable on SNCM of €14 million is fully provisioned in the Group consolidated financial statements as of December 31, 2013.

Under this scenario, the repayments claimed by the European Commission pursuant to the disputes regarding the privatization process (€220 million excluding interest) and compensation paid for so-called complementary services (€220 million excluding interest, representing the majority of the €300 million amount noted associated with risks related to SNCM in our quarterly financial report ending September 30, 2013) would not be paid.  Should this scenario not prevail, the Company would reassess the financial impacts.

An assessment by the Group of the value in use of Transdev Group (excluding SNCM) confirmed its net carrying amount.

Financing of the Transdev Group joint venture

To provide Transdev Group with the financial flexibility required for its development and in order to strengthen its balance sheet, on December 18, 2013, Veolia Environnement SA and the Caisse des dépôts carried out a share capital increase of €560 million (of which €280 million subscribed by Veolia Environnement SA through the capitalization of loans). Hence, the loans granted to the Transdev Group joint venture, the expiry date of which was deferred by one year (i.e. March 3, 2015), totaled €622.0 million at December 31, 2013.

REVENUE AND BUSINESS DEVELOPMENT6

Year ended December 31, 2013 (€ million)	Year ended December 31, 2012 re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
22,314.8	23,238.9	-4.0%	-1.8%	-0.4%	-1.8%

Veolia Environnement consolidated revenue declined by -1.8% at constant consolidation scope and exchange rates (-4.0% at current consolidation scope and exchange rates) to €22,314.8 million for the year ended December 31, 2013 compared with re-presented €23,238.9 million for the year ended December 31, 2012.

At current consolidation scope and exchange rates, the changes in revenue were as follows: -3.9% in the first quarter, -2.6% in the second quarter, -5.5% in the third quarter and -4.0% in the fourth quarter.

Changes in consolidation scope negatively impacted 2013 revenue by -€95.5 million, including:

-	-€108.2 million in the Environmental Services division, primarily related to the divestiture of activities in Switzerland, the Baltic States, the divestiture of Energonut in Italy and Pinellas in 2012, as well as the divestiture of Marine Services Offshore in the United States in August 2013;
-	+€38.8 million relating to the acquisition of the 50% stake held by the Fomento de Construcciones y Contratas (FCC) Group in Proactiva Medio Ambiente as from November 28, 2013.

 __________________________

6 See definitions on page 20 of this press release.

However, at constant consolidation scope and exchange rates, revenue showed solid resilience, with quarterly Y-Y trends of -3.0% in the first quarter, -1.0% in the second quarter, -1.5% in the third and fourth quarters, resulting in
-1.8% for the year ended December 31, 2013.

This decrease breaks down as follows:

-	in the Water division, a reduction in construction activity, contractual erosion in France, partially offset by the higher tariffs due to indexation in France and in Central and Eastern Europe and the slowdown in Technologies and Networks activities;
-	in the Environmental Services division, a difficult macro-economic environment that led to a decline in recycled raw material prices and volumes and a drop in activity levels in Europe (mainly France and Germany);
-	in the Energy Services division, the forseen end of Gas Cogeneration contracts, partially offset by the favorable energy price impact compared to the re-presented period ended December 31, 2012 and improved weather conditions.

Fourth quarter revenue in 2013 fell by -4.0% at current consolidation scope and exchange rates compared to the fourth quarter of 2012. At constant consolidation scope and exchange rates, revenue declined by -1.5% in the fourth quarter of 2013, due to an underperformance in Australia in the Environmental Services division which had benefited from a business turnaround in the last quarter of 2012 and in the Energy Services division less favorable climate in France and the impact of the forseen end of Gas Cogeneration contracts.

Revenue generated outside France in 2013 totaled €11,011.2 million, representing 49.3% of total revenue, stable compared with the re-presented 50.0% in 2012.

The foreign exchange impact of -€416.6 million primarily reflects the appreciation of the euro against the Australian dollar (-€100.3 million), the pound sterling (-€88.4 million), the Japanese yen (-€85.8 million), the US dollar (-€56.4 million) and the Czech crown (-€20.9 million).

Commercial Development

The Group has recorded a number of commercial successes since January 1, 2013 including:

-	On January 31, 2013, the city of Rialto and its concession company Rialto Water Services (RWS) awarded Veolia Water North America, a Veolia Water subsidiary, a contract to manage the city's water and wastewater systems. This 30-year contract should generate estimated cumulative revenue of USD300 million (approximately €226 million at the 2013 average exchange rate.)
-	Veolia ES Singapore, a subsidiary of Veolia Environmental Services, was awarded a contract for the collection and management of municipal waste and recycling in the Clementi Bukit Merah district of Singapore. This 7½-year contract should generate estimated cumulative revenue of SGD 220 million (approximately €132 million at the 2013 average exchange rate).
-	On April 15, 2013, QGC, a wholly-owned subsidiary of BG Group, awarded Veolia Water a 20-year contract to manage the three water treatment plants at its coal gas production sites in the Surat Basin, in Queensland, eastern Australia. This contract is expected to generate estimated cumulative revenue of €650 million and includes a 5-year extension option on expiry.
-	On April 29, 2013, Dalkia announced the renewal of its management contract for heat generation and distribution installations in Bratislava's Petržalka district. This new 20-year contract should generate estimated cumulative revenue of €1.1 billion over the period 2019-2039.
-	On May 15, 2013, Veolia Water won a €130 million contract to build three units for the treatment of raw water and wastewater for the Chilean pulp and paper producer, CMPC.
-	On May 31, 2013, Thames Water, the UK's largest water and wastewater services company, selected a consortium comprising Veolia Water, Costain and Atkins to deliver a major tranche of its program of essential upgrades to water and wastewater networks and treatment facilities across London and the Thames Valley. The amount of work for Veolia Water could be worth as much as £450 million (€530 million) for the period 2015 to 2020.
-	On July 2, 2013, Marafiq awarded Veolia Water a contract to design, build and operate the largest ultrafiltration and reverse osmosis desalination plant in Saudi Arabia. This contract is expected to generate USD 310 million (€232 million) in revenue for the plant's design and construction and USD 92 million (€69 million) in revenue for its operation over 10 years, with an option to extend the contract for a further 20 years.
-	On July 16, 2013, MAF Dalkia was awarded a global energy and technical management contract for Abu Dhabi’s flagship airports. This 3-year contract is expected to generate cumulative revenue of €40 million and includes a full range of energy savings strategies and management of all technical installations and security systems across the 4 main airports of the ADAC.
-	On September 11, 2013, Veolia Water and Vapor Procesos signed a contract with Codelco to recover copper contained in tailings ponds at the El Teniente mine, the world’s largest copper producing mine, located in the south of Santiago de Chile. This mine annually produces roughly 400,000 tons of copper.
-	On November 15, 2013, Dalkia announced that it had finalized with the Canadian fund Fengate Capital Management Ltd the financing of one of the largest biomass plants in Canada. Under this Design, Finance, Build, Operate,

Maintain contract, Dalkia will be responsible for industrial management and installation maintenance as well as the supply and preparation of wood biomass. This 30-year contract should generate estimated revenue of €600 million.

-	On December 12, 2013, Veolia, through its subsidiary Sidem, was awarded, in partnership with Hyundai Heavy Industries, the Engineering, Purchasing, Construction contract for the desalination plant of the Az Zour North complex in Kuwait. Hyun dai will be responsible for building the 1,500 MW capacity electrical power station. The plant's electricity and water production will be fully purchased by the Kuwait government over 40 years. Work began at the end of 2013 and will be completed at the end of 2016. Revenue is estimated at €320 million.

OPERATING PERFORMANCE7

Changes in adjusted operating cash flow were as follows:

(€ million)	Adjusted operating cash flow
	December 31, 2013	December 31, 2012 re-presented	Change
			at current exchange rates	at constant exchange rates
Water	833.1	853.6	-2.4%	-1.5%
Environmental Services	846.7	911.3	-7.1%	-4.6%
Energy Services	228.7	244.8	-6.6%	-5.9%
Other	(112.2)	(91.0)	-23.3%	-23.3%
Adjusted operating cash flow	1,796.3	1,918.7	-6.4%
Adjusted operating cash flow at 2012 exchange rates	1,828.4	1,918.7		-4.7%
Adjusted operating cash flow margin	8.0%	8.3%

Adjusted operating cash flow declined -4.7% at constant exchange rates (-6.4% at current consolidation scope and exchange rates) to €1,796.3 million for the year ended December 31, 2013, compared with re-presented €1,918.7 million for the year ended December 31, 2012.

The decrease in adjusted operating cash flow in 2013 was impacted:

-	in the Water division, by contractual erosion in France and a drop in profitability of German activities tied to the reduction in energy margins, as well as the degradation of the Hong Kong project in the Technologies and Networks business;
-	in the Environmental Services division, by an unfavorable recycled raw material price differential in France and Germany, in an economic environment that remains difficult in Europe;
-	in the Energy Services division, by the foreseen end to Gas Cogeneration contracts in France; and
-	finally by changes in restructuring expenses, including the impact of the Veolia Environnement voluntary departure plan. Restructuring expenses amounted to €77.6 million for the year ended December 31, 2013 compared with re-presented €35.1 million for the year ended December 31, 2012.

Excluding restructuring charges, adjusted operating cash flow declined by -4.1% at current consolidation scope and exchange rates (-2.4% at constant exchange rates) for the year ended December 31, 2013.

Conversely, adjusted operating cash flow benefited from:

-	the positive contribution of cost saving plans, net of implementation costs;
-	the CICE Employment and Competitiveness tax credit partly offset by the increase in the “Forfait social”;
-	price increases in Central and Eastern Europe and the solid performance of industrial contracts in the United States in the Water division; and
-	the reversal of operating difficulties and the related restructuring expenses in the Environmental Services division.

The foreign exchange impact on adjusted operating cash flow was limited to -€32.1 million and mainly concerns the Environmental Services division (pound sterling and Australian dollar).

Operating income (before net income or loss of equity-accounted entities) declined by -29.7% at constant exchange rates (-31.0% at current consolidation scope and exchange rates) to €490.5 million, impacted particularly by:

-	the decrease in adjusted operating cash flow;
-	the increase in goodwill impairment by €103.6 million as of December 31, 2013, compared to the re-presented period ended December 31, 2012 (As of December 31, 2013, impairment losses on goodwill totaled €168.0 million recognized in the Environmental Services division in Germany and Poland. Re-presented impairment losses as of December 31, 2012 concerned impairment of goodwill recognized on non-regulated activities in the United Kingdom in the Water division and Environmental Services division activities in Estonia and Lithuania); and
-	the recognition for the year ended December 31, 2013 of restructuring expenses in connection with the Water division voluntary departure plan in France (in the amount of €97 million).

___________________

7 See definitions on page 20 of this press release

Operating income after share of net income or loss of joint ventures and associates decreased by -2.7% at constant exchange rates (-4.3% at current exchange rates) to €669.2 million for the year ended December 31, 2013, compared with re-presented €699.4 million for the year ended December 31, 2012. It includes the share of net income of joint ventures and associates in the amount of €178.7 million, compared with a re-presented net loss of
-€11.9 million for the year ended December 31, 2012.

Adjusted operating income includes the Group’s share of adjusted net income of joint ventures and associates of €122.2 million, compared with re-presented €3.7 million for the year ended December 31, 2012. This increase was primarily due to the impairment of receivables and accrued expenses in Italy recognized as of December 31, 2012 for €65.1 million (i.e. €81.5 million before taxes).

The change in adjusted operating income breaks down as follows:

	Adjusted operating income[8]
(€ million)	December 31, 2013	December 31, 2012 re-presented	% Change	% Change at constant exchange rates
Water	438.2	475.5	-7.8%	-7.6%
Environmental Services	373.2	328.4	13.6%	16.4%
Energy Services	202.8	121.2	67.5%	68.0%
Other	(92.3)	(127.0)	27.4%	27.4%
Total	921.9	798.1	15.5%
Total at 2012 exchange rates	932.9	798.1		16.9%

Adjusted operating income8 rose to €921.9 million (16.9% at constant exchange rates and 15.5% at current consolidation scope and exchange rates compared with re-presented adjusted operating income for the year ended December 31, 2012) due to:

-	at Veolia Environnement SA, the positive impact of €40.3 million related to the closure in 2013 of the defined benefit pension plan for senior executives;
-	in the Energy Services division, the absence of impairments on receivables and other accrued expenses recorded in the year ended December 31, 2012 for €65.1 million (€81.5 before tax) in the share of adjusted net income of joint ventures; and
-	in the Environmental Services division, the positive impact of the deconsolidation of activities in Italy, partially offset by the impairment of assets in Canada and the United Kingdom.

Net finance costs totaled -€576.2 million for the year ended December 31, 2013, compared with re-presented -€644.2 million for the year ended December 31, 2012.

The decrease in net finance costs between 2013 and 2012 was mainly due to:

-	reduction in expenses relating to the partial buybacks of bond lines in 2012 and 2013;
-	redemption of the bond line maturing in May 2013 for €432 million (4.875%), the USD bond line maturing in June 2013 for USD 490 million (5.25%) and;
-	repayment of the drawdown in Polish zlotys on the multi-currency syndicated loan facility in April 2013 in the amount of €390 million equivalent.

The €73.1 million expense related to the buyback of bond lines in 2013 in connection with the Group’s asset optimization program is recorded as adjustment to net finance costs.

The income tax expense for the year ended December 31, 2013 was €128.3 million.

The effective tax rate was -269.0%, considering asset impairments not deductible for tax purposes and the non-recognition of deferred tax assets in certain countries and tax groupings according to their respective business plans. Therefore, in France, considering the 5-year tax schedule, the Veolia Environnement tax group limited the recognition of deferred tax assets to the amount of deferred tax liabilities as of December 31, 2013, as was the case in 2011 and 2012.

As of December 31, 2013, after adjustment for the following one-off items, the tax rate was 74.8% (compared to a re-presented 52.0% as of December 31, 2012):

–	non-recurring net income or loss of controlled entities (as specified below),
–	capital gains and losses on divestitures;
–	impairment of intangible assets and property, plant and equipment as well as provisions for losses at completion; and
–	impacts of changes in income tax rates, particularly in the United Kingdom.

 _________________

8 After share of adjusted net income (loss) of joint ventures and associates

Finally, after adjustments for the following non-recurring items in the net income before tax of controlled entities the income tax rate was 40.7% (compared to a re-presented 43.0% as of December 31, 2012):

–	goodwill impairment in the amount of -€168.4 million;
–	restructuring expenses for -€140.8 million; and
–	adjustments to net financial income in the amount of -€87.4 million.

Other equity-accounted entities only concern Transdev Group. The share of net income or loss of equity-accounted entities whose activity is not considered core to the Group’s businesses is presented as an adjustment to net income.

Key operational indicators for Transdev Group at 100% for the years ended December 31, 2013 and December 31, 2012, on a re-presented basis, are as follows:

(€ million)	Transdev Group Year ended December 31, 2013 (*)	Transdev Group Year ended December 31, 2012 re-presented (*)
Revenue	6,606.1	6,797.2
Adjusted operating cash flow	341.8	297.3
Operating income (**)	38.6	(291.1)

(*) after application of IFRS 10, 11 and 12

(**) including the share of adjusted net income (loss) of joint ventures and associates.

At constant consolidation scope and exchange rates, Transdev reported a slight decrease in revenues (-1.0%).

The termination of the Nice and Cannes municipal contracts in France, Friesland and ZHN in the Netherlands was partially offset by growth in international business, primarily in Australia with the new Sydney Ferries contract and the Melbourne bus franchise.

In an ongoing uncertain economic environment, the adjusted operating cash flow of Transdev Group increased by 13.1% at constant consolidation scope and exchange rates. This positive trend was attributable in France to improved operating performances, the savings realized by the plans initiated and the net contribution of the CICE Employment and Competitiveness tax credit, and for most other countries to the initial results of action plans and a decrease in overheads reflecting the impacts of measures undertaken in 2012.

Operating income for the year ended December 31, 2013, which benefitted from the increase in operating cash flow, includes impairment losses on goodwill and non-current assets, down €278 million compared to 2012 which had been marked by substantial impairment losses in the Netherlands.

The net loss of Transdev Group for the year ended December 31, 2013 was -€140.5 million.

The share of net loss of Transdev Group consolidated under the equity method in the Group’s consolidated financial statements totaled -€51.5 million for the year ended December 31, 2013, compared to a re-presented loss of -€45.3 million for the year ended December 31, 2012 and reflects a fair appraisal of the Group’s exposure to its interest in SNCM.

Net income from discontinued operations amounted to €27.3 million for the year ended December 31, 2013, compared with re-presented €431.8 million for the year ended December 31, 2012, which included capital gains from the divestiture of the regulated water business in the United Kingdom and the Solid waste business in the United States for €233.3 million and €208.4 million, respectively. The net income arising from these operations for the year ended December 31, 2013 mainly comprised the Water activities in Morocco in the course of divestiture and the interest in Berlin Wasser divested in early December 2013.

The net income attributable to non-controlling interests was €113.8 million for the year ended December 31, 2013, compared with re-presented €35.6 million for the year ended December 31, 2012.

This item mainly concerns the minority shareholders of subsidiaries in the Water division (€68.9 million), the Environmental Services division (€8.6 million), the Energy Services division (€36.0 million) and the Other Segments division (€0.3 million).

The rise in the net income attributable to non-controlling interests was mainly due to the increase in the net income of Dalkia international in connection with the impairment losses on receivables and accrued expenses in Italy which had been recognized in 2012.

The net loss attributable to owners of the Company amounted to -€135.3 million for the year ended December 31, 2013 compared to a re-presented net income of €404.0 million for the year ended December 31, 2012.

Adjusted net income attributable to owners of the Company amounted to €223.2 million for the year ended December 31, 2013, compared with re-presented €58.5 million for the year ended December 31, 2012.

Given the weighted average number of shares outstanding of 523.5 million in 2013 (basic and diluted) and 509.0 million in 2012 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was -€0.29 for the year ended December 31, 2013, compared with €0.79 for the year ended December 31, 2012.

Adjusted net income per share attributable to owners of the Company (basic and diluted), including paid coupons on deeply subordinated securities, was €0.39 for the year ended December 31, 2013, compared with re-presented €0.11 for the year ended December 31, 2012.

CASH FLOWS9

Operating cash flow before changes in working capital totaled €1,970.4 million in 2013, compared with re-presented €2,173.1 million in 2012, including adjusted operating cash flow of €1,796.3 million (compared with re-presented €1,918.7 million in 2012), operating cash flow from financing activities of €88.5 million (compared with re-presented €119.4 million in 2012) and operating cash flow from discontinued operations of €85.8 million (compared with re-presented €135.2 million in 2012).

Cash associated with working capital requirements in 2013 declined by -€4 million, compared with the represented figure at the end of 2012; this stability was mainly attributable to:

•	measures to manage customer receivables and DSO, despite an extension, in certain businesses/countries, of days sales outstanding for customer receivables due from public authorities;
•	advances received at the end of December 2013 for new major projects in the Technologies and Networks activity.

The Group continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance.

For the year ended December 31, 2013, gross investments decreased by almost 35% compared to the re-presented period ended December 31, 2012, due to a decline in industrial and financial investments:

Industrial investments (including assets purchased under finance leases) amounted to €1,245 million, compared with re-presented €1,708 million for the year ended December 31, 2012. This decrease by nearly 27% reflects the management of investments, particularly:

-	in the Water division, with a 19% decline in growth and maintenance-related investments, mainly in France;
-	in the Environmental Services division, with a 18% decline in industrial investments (primarily maintenance-related investments) relating to divestiture of Solid Waste activities in the United States in 2012;
-	in the Energy Services division, where industrial investments dropped by 23% (mainly growth investments in France); and
-	finally in other operating segments, the decline involves the planned construction of a wind farm in the United States for €185 million in 2012.

Financial investments totaled €254 million for the year ended December 31, 2013, compared with re-presented €589 million for the year ended December 31, 2012:

-	At the end of December 2013, the acquisition of the 50% stake held by the Fomento de Construcciones y Contratas (FCC) group in Proactiva Medio Ambiente had a €238 million impact on financial investments, comprising the cash payment of €125 million on the signature date and additional Proactiva Medio Ambiente debt of €113 million now included in Group net financial debt.
-	Financial investments in 2012 mainly comprised the acquisition of an additional 49% stake in Azaliya for an enterprise value of €458 million and the buyback of 6.9% of Veolia Voda in the Czech Republic from EBRD for €79 million.

Transactions related to the asset portfolio optimization program amounted to €1,253 million for the year ended December 31, 2013, compared with re-presented €3,473 million for the year ended December 31, 2012, and comprise financial divestitures of €1,117 million (see before) and industrial divestitures for €120 million, of which €71 million in the Water division and €42 million in the Environmental Services division.

Free cash flow for the year ended December 31, 2013 (after payment of the dividend) was €2,168 million, compared with re-presented €1,910 million for the year ended December 31, 2012.

Free cash flow for the year ended December 31, 2013 mainly reflects:

-	the decline in adjusted operating cash flow;
-	relatively stable working capital of -€4 million;
-	the issue of deeply subordinated perpetual securities in the amount of €1,453.6 million, net of paid coupons, at the beginning of January 2013;
-	management of industrial investments (€1,245 million for the year ended December 31, 2013), down by more than 27% compared to the re-presented period ended December 31, 2012; and

 ____________________________

9 See definitions on page 20 of this press release.

-	the continued asset portfolio optimization program which contributed to the reduction in the Group’s debt in the amount of €1,253 million at the end of 2013. The implementation of the divestiture program contributed to the reduction in the Group’s debt in the re-presented amount of €3,473 million for the year ended December 31, 2012.

Net financial debt totaled €8.2 billion as of December 31, 2013, compared with re-presented €10.8 billion as of December 31, 2012.

Adjusted net financial debt (adjusted for loans granted to joint ventures) fell from represented €7.8 billion as of December 31, 2012 to €5.5 billion as of December 31, 2013. Net financial debt and adjusted net financial debt declined due to the solid operating cash flow, the issuance of deeply subordinated perpetual securities and the Group’s asset portfolio optimization policy.

PRO FORMA FINANCIAL INFORMATION

As from the first quarter of 2014, considering the Group reorganization, primary segment reporting will be presented by geographical area and will be organized as follows:

•	France,
•	Europe, excluding France
•	Rest of the world
•	Global Businesses
•	Other

These data exclude Dalkia France and include a 12 month Dalkia International contribution at 100%:

Revenue in € millions	December 31, 2013 Pro Forma	December 31, 2012 Pro Forma	% change at current exchange rates
France	5,672.7	5,857.1	-3.1%
Europe, excluding France	7,670.2	7,841.5	-2.2%
Rest of the world	4,552.2	4,808.7	-5.3%
Global Businesses	4,205.7	4,617.8	-8.9%
Other	1,347.5	1,407.6	-4.3%
Total	23,448.3	24,532.7	-4.4%

Adjusted operating cash flow in € millions	December 31, 2013 Pro Forma	December 31, 2012 Pro Forma	% change at current exchange rates
France	633.6	651.9	-2.8%
Europe, excluding France	938.0	1,017.1	-7.8%
Rest of the world	421.8	401.0	5.2%
Global Businesses	216.8	254.0	-14.6%
Other	-123.4	-239.7	-48.5%
Total	2,086.8	2,084.3	0.1%

Industrial investments in € millions	December 31, 2013 Pro Forma	December 31, 2012 Pro Forma	% change at current exchange rates
France	313.1	354.3	-11.6%
Europe, excluding France	567.3	628.8	-9.8%
Rest of the world	335.9	515.5	-34.8%
Global Businesses	121.4	148.8	-18.4%
Other	121.4	319.2	-62.0%
Total	1,459.1	1,966.6	-25.8%

OBJECTIVES AND OUTLOOK

For the 2014 fiscal year10, in view of the progress of the transformation plan, Veolia aims to achieve:

-	Growth in revenue;
-	Adjusted operating cash flow growth of around 10%;
-	Significant growth in adjusted operating income; and
-	Significant growth in adjusted net income.
-	Proposal of a dividend of €0.70 per share in relation to the 2014 fiscal year.

Beginning 2015, the Company aims to achieve, in a mid-cycle economic environment:

-	Organic revenue growth of more than 3% per year;
-	Adjusted operating cash flow growth of more than 5% per year;
-	An adjusted leverage ratio (adjusted net financial debt / operating cash flow before changes in working capital + principal repayments of operating financial assets) of the order of 3x, +/-5%;
-	A dividend payout ratio in line with historic level;
-	Net cumulative cost savings of €750 million, of which due to accounting standards for joint ventures, 80% will benefit adjusted operating income.

_____________________________

10 At current exchange rates

APPENDICES11/12

SEGMENT RESULTS

Water

REVENUE

Year ended December 31, 2013 (€ million)	Year ended December 31, 2012 re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
10,221.9	10,696.2	-4.4%	-2.2%	-0.3%	-1.9%

Water division revenue declined -2.2% at constant consolidation scope and exchange rates (-4.4% at current consolidation scope and exchange rates), primarily due to the decrease in the construction business, contractual erosion in France, partially offset by the positive impact of higher tariffs due to indexation in France and in Central and Eastern Europe and the slowdown in Technologies and Networks activities.

▪	Revenue from Operations activities remained stable at +0.6% at constant consolidation scope and exchange rates (-1.6% at current consolidation scope and exchange rates). Excluding the negative impact of Construction activities, Operations revenue would have increased by around 2.3% at constant consolidation scope and exchange rates (+0.1% at current consolidation scope and exchange rates). This relative stability reflects contrasting trends:

In France, revenue declined by -2.3% at constant consolidation scope (-2.7% at current consolidation scope), in line with a slowdown in the construction business, contractual erosion and a decrease in volumes sold (-1.5% in 2013 compared to 2012) accentuated by 2013 adverse weather conditions and despite a favorable indexing effect compared with 2012.

Outside France, revenue rose by 3.2% at constant consolidation scope and exchange rates and remained stable at -0.5% at current consolidation scope and exchange rates. In Europe, revenue climbed (5.0% at constant consolidation scope and exchange rates and 3.8% at current consolidation scope and exchange rates), with solid performances in Romania and the Czech Republic tied to price increases and favorable volume and price trends in Germany. Revenue was penalized in the United Kingdom by the completion of construction contracts. Revenue declined by -1.4% in the Asia-Pacific region at constant consolidation scope and exchange rates (-13.3% at current consolidation scope and exchange rates) due to a downturn in construction business in Korea and Japan. The 5.3% increase reported in the United States at constant consolidation scope and exchange rates (2.0% at current consolidation scope and exchange rates) benefited from the robust performance of industrial contracts.

▪	Technologies and Networks revenue fell sharply by -7.5% at constant consolidation scope and exchange rates
(-9.8% at current consolidation scope and exchange rates), primarily due to the completion of numerous contracts in France and internationally in the Design and Build sector, and by the lower contribution of the Hong Kong sludge incineration plan construction contract. SADE revenue was negatively impacted by 2013 unfavorable weather conditions in France and Belgium. Bookings were however up 32% compared to December 2012 at around €3.3 billion, primarily for industrial clients in the oil and gas sectors, although there was also a turnaround in the municipal market at the year-end.

 _________________________

11 The closure of the 2013 fiscal year was marked by the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the year ended December 31, 2012 accordingly. In addition to assure the comparability of periods, 2012 annual results have been re-presented for divestments completed or in process, see page 19 of the press release

12 See definitions on page 20 of this press release

OPERATING PERFORMANCE

(€ million)	Year ended December 31, 2013	Year ended December 31, 2012 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	833.1	853.6	-2.4%	-1.6%
Adjusted operating cash flow margin	8.2%	8.0%
Operating income	290.2	386.9	-25.0%	-24.9%
Operating income margin	2.8%	3.6%

Adjusted operating income *	438.2	475.5	-7.8%	-7.6%

Water division adjusted operating cash flow decreased by -1.6% at constant exchange rates (-2.4% at current consolidation scope and exchange rates) to €833.1 million for the year ended December 31, 2013, compared with re-presented €853.6 million for the year ended December 31, 2012.

For Operations activities, adjusted operating cash flow rose by 1.1% at constant exchange rates (0.5% at current consolidation scope and exchange rates).

Adjusted operating cash flow benefited in particular from:

-	the positive contribution of cost saving plans, net of implementation costs;
-	solid performance of industrial contracts in the United States;
-	the non-recurrence of impairment losses on trade receivables in the United Kingdom and Guadeloupe; and
-	price increases in Central and Eastern Europe.

These items were partially offset by:

-	contractual erosion and lower volumes in France;
-	a decline in the profitability of German operations due to an unfavorable change in margins on electricity; and
-	the exceptional activity in Japan in 2012 following the earthquake, not repeated in 2013.

The adjusted operating cash flow of the Technologies and Networks business declined sharply in line with the deterioration in the margin on the sludge incineration contract in Hong Kong.

Adjusted operating income declined by -7.6% at constant exchange rates (-7.8% at current consolidation scope and exchange rates) to €438.2 million for the year ended December 31, 2013 compared with re-presented €475.5 million for the year ended December 31, 2012. In addition to the decrease in adjusted operating cash flow, adjusted operating income was penalized by the difference in capital gains or losses on divestitures.

Net charges to operating depreciation and amortization totaled -€491.2 million for the year ended December 31, 2013, compared with re-presented -€448.2 million for the year ended December 31, 2012. This increase mainly concerns France in connection with the planned reorganization and its impacts on the information systems.

Net charges to operating provisions totaled -€94.4 million for the year ended December 31, 2013, compared with re-presented -€5.8 million for the year ended December 31, 2012. As of December 31, 2013, they included restructuring costs in connection with the Water division voluntary departure plan in France in the amount of €97 million (presented as an adjustment to operating income).

Accordingly, the operating income margin (operating income / revenue) declined from re-presented 3.6% for the year ended December, 2012 to 2.8% for the year ended December 31, 2013.

Environmental Services

REVENUE

Year ended December 31, 2013 (€ million)	Year ended December 31, 2012 re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
8,075.5	8,512.0	-5.1%	-1.5%	-1.3%	-2.3%

The decline in Environmental Services division revenue by -1.5% at constant consolidation scope and exchange rates (-5.1% at current consolidation scope and exchange rates), compared to the re-presented revenue for the year ended December 31, 2012, was mainly due to a 1.5% fall in recycled raw material prices and volumes and a 1.1% drop in activity levels, mainly in municipal collection. However, the decline in raw material prices and volumes slowed down in the second half of 2013.

▪	In the Environmental Services division, the revenue consolidation scope impact for the year ended December 31, 2013 was negative in the amount of -€108.2 million, mainly resulting from the divestiture of activities in Switzerland and the Baltic States, Energonut in Italy and Pinellas in 2012 together with the divestiture of Marine Services Offshore in the United States in August 2013.

▪	In France, revenue declined -2.7% at constant consolidation scope and current consolidation scope , as a result of unfavorable changes in raw material volumes and prices (paper and scrap metals) and the fall in the level of activity in municipal and commercial collection in a competitive environment.

▪	Outside France, revenue declined slightly by -0.7% at constant consolidation scope and exchange rates (-6.7% at current consolidation scope and exchange rates). Revenue in Germany fell -7.8% at constant consolidation scope and at current consolidation scope under the combined effect of lower recycled raw material prices and volumes and adverse economic trends in the industrial sector. Revenue in the United Kingdom increased 3.1% at constant consolidation scope and exchange rates (-1.8% at current consolidation scope and exchange rates) due to the increase in PFI contract revenue. In North America (+1.5% at constant consolidation scope and exchange rates and -8.2% at current consolidation scope and exchange rates), revenue benefitted from growth in hazardous waste and industrial sector (petrochemicals and refining) activity. Revenue rose by 1.1% in Australia at constant consolidation scope and exchange rates (-6.7% at current consolidation scope and exchange rates) due to the rising price of commercial waste collection services.

OPERATING PERFORMANCE

(€ million)	For the year ended December 31, 2013	For the year ended December 31, 2012 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	846.7	911.3	-7.1%	-4.6%
Adjusted operating cash flow margin	10.5%	10.7%
Operating income	156.6	267.1	-41.4%	-38.1%
Operating income margin	1.9%	3.1%
Adjusted operating income *	373.2	328.4	13.6%	16.4%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow decreased by -4.6% at constant exchange rates (-7.1% at current consolidation scope and exchange rates) to €846.7 million for the year ended December 31, 2013, compared with re-presented €911.3 million for the year ended December 31, 2012.

Adjusted operating cash flow in 2013 declined due to:

-	the difficult macro-economic context and the negative price differential for recycled raw materials in France and Germany;
-	the decline in the level of activity in municipal and commercial collection in France and Germany and in industrial services in France; and
-	greater cost inflation than the service price increases in France, the United Kingdom and Germany.

These items were offset by:

-	the net impact of the cost reduction plans; and
-	and the reversal of operating difficulties and the related restructuring expenses incurred in the Africa-Middle East region.

Adjusted operating income improved 16.4% at constant exchange rates (13.6% at current consolidation scope and exchange rates) to €373.2 million for the year ended December 31, 2013 compared with re-presented €328.4 million for the year ended December 31, 2012.

The increase in adjusted operating income was primarily due to the positive impact arising from the deconsolidation of Italian activities, following the approval of the “Concordato preventivo di gruppo” (CPG).

Net charges to operating provisions totaled -€6.9 million for the year ended December 31, 2013, compared with a re-presented net charge of -€65.8 million for the year ended December 31, 2012, mainly due to the absence of impairment losses recorded for the Marine Services business recorded in 2012 in connection with the fair value adjustment related to the sale agreement.

Net charges to operating depreciation and amortization totaled -€587.3 million for the year ended December 31, 2013, compared with re-presented -€580.1 million for the year ended December 31, 2012, an increase primarily concerning the United Kingdom.

Accordingly, the operating income margin (operating income / revenue) declined from re-presented 3.1% for the year ended December, 2012 to 1.9% for the year ended December 31, 2013.

Energy Services

Following the application of IFRS 10 and 11, Energy Services division revenue comprises:

-	100% of revenue of Dalkia France activities, as Dalkia International is equity-accounted; and
-	the revenue of U.S. operations wholly owned by the Group .

REVENUE

Year ended December 31, 2013 (€ million)	Year ended December 31, 2012 re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
3,756.5	3,852.0	-2.5%	-1.1%	-1.2%	-0.2%

Revenue declined slightly (-1.1% at constant consolidation scope and exchange rates and -2.5% at current consolidation scope and exchange rates), due to the forseen end of Gas Cogeneration contracts in France, partially offset by a positive energy price effect (approximately €55 million compared with re-presented revenue for the year ended December 31, 2012) and favorable weather conditions in France, in a difficult commercial environment.

-	In France, revenue declined -1.9% at constant consolidation scope (-3.2% at current consolidation scope), due to the forseen end of Gas Cogeneration contracts in France, partially offset by a rise in energy prices, combined with more favorable weather conditions.

-	In the United States, revenue surged 10.9% at constant consolidation scope and exchange rates (7.3% at current consolidation scope and exchange rates), due to a favorable gas price effect and an increase in steam volumes sold following a return to harsh weather conditions compared with a particularly mild 2012 winter.

OPERATING PERFORMANCE

(€ million)	For the year December 31, 2013	For the year ended December 31, 2012 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	228.7	244.8	-6.6%	-5.9%
Adjusted operating cash flow margin	6.1%	6.4%
Operating income	154.8	210.2	-26.3%	-25.9%
Operating income margin	4.1%	5.5%

Adjusted operating income *	202.8	121.2	67.5%	68.0%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow decreased -5.9% at constant exchange rates (-6.6% at current consolidation scope and exchange rates) to €228.7 million for the year ended December 31, 2013, compared with re-presented €244.8 million for the year ended December 31, 2012.

The decline in adjusted operating cash flow was mainly attributable to the unfavorable regulatory factors that led to the forseen end of Gas Cogeneration contracts in France. The net impact of the cost reduction plans helped to absorb the impacts of commercial portfolio attrition.

Adjusted operating income rose to €202.8 million for the year ended December 31, 2013, compared with re-presented €121.2 million for the year ended December 31, 2012, due to the favorable contribution in equity-accounted Dalkia International activities:

-	the development of China’s Harbin network (mainly in line with new connections);
-	the turnaround of results in Spain and Italy following restructuring measures implemented and the absence of impairment on receivables and accrued expenses in Italy which had been recognized in 2012 for €65.1 million (or €81.5 million before taxes).

Operating income declined due to :

-	net charges to operating provisions which totaled -€2.6 million for the year ended December 31, 2013, compared with re-presented €13.0 million for the year ended December 31, 2012, in connection with the settlement of disputes in 2012;
-	the negative differential of divestiture capital gains or losses relating to the Group’s asset optimization policy.

Furthermore, net charges to operating depreciation and amortization totaled -€89.9 million for the year ended December 31, 2013, compared with re-presented -€97.0 million for the year ended December 31, 2012.

Overall, the operating income margin fell from re-presented 5.5% for the year ended December 31, 2012 to 4.1% for the year ended December 31, 2013.

Other Segments

The “Other Segments” division groups together certain industrial multi-service contracts and the various Group holding companies:

REVENUE

Year ended December 31, 2013 (€ million)	Year ended December 31, 2012 re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
260.9	178.7	46.0%	-4.2%	50.2%	0%

The external growth in “Other Segments” revenue was primarily due to the acquisition of the 50% stake held by the Fomento de Construcciones y Contratas (FCC) Group in Proactiva Medio Ambiente, resulting in the full consolidation of Proactiva as from November 28, 2013.

OPERATING PERFORMANCE

(€ million)	For the year ended December 31, 2013	For the year ended December 31, 2012 re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	(112.2)	(91.0)	-23.3%	-23.3%
Adjusted operating cash flow margin	NA	NA
Operating income	(111.1)	(152.9)	27.3%	27.3%
Operating income margin	NA	NA

Adjusted operating loss *	(92.3)	(127.0)	27.4%	27.4%

* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow decreased by -23.3% at constant and current exchange rates to -€112.2 million for the year ended December 31, 2013, compared with re-presented -€91 million for the year ended December 31, 2012.

This decline over the period was primarily due to the impact of the Veolia Environnement voluntary departure plan.

The adjusted operating loss amounted to -€92.3 million for the year ended December 31, 2013, compared with a re-presented loss of -€127.0 million for the year ended December 31, 2012 (i.e. a 27.4% variation at current and constant consolidation scope and exchange rates). In addition to the decline in adjusted operating cash flow, this change was attributable to the reversal of senior executive pension provisions in Veolia Environnement SA for €40.3 million following the closure of the senior executive defined benefit pension plan.

Net charges to operating provisions totaled €51.4 million for the year ended December 31, 2013, compared with re-presented -€10.5 million for the year ended December 31, 2012, in connection with the reversal of the aforementioned provision.

Net charges to operating depreciation and amortization totaled -€51.3 million for the year ended December 31, 2013, compared with re-presented -€48.5 million for the year ended December 31, 2012.

Reconciliation of previously published and re-presented data for the year ended December 31, 2012

€ million	Year ended December 31, 2012 published	IFRS5(1) restatement	IFRS 10 & 11 restatement	IAS 19r restatement	Year ended December 31, 2012 re-presented

Revenue	29,439		(6,200)		23,239
Adjusted operating cash flow	2,723		(804)		1,919
Operating income	1,095		(395)	11	711
Operating income after share of net income (loss) of equity-accounted entities (2)	1,095	(22)	(384)	10	699
Adjusted operating income (3)	1,194	(22)	(384)	10	798
Net income (4)	394		8	2	404
Adjusted net income (4)	60	(36)	29	6	59
Gross investments	3,282		(629)		2,653
Free cash flow	3,673		(1,763)		1,910
Net financial debt	11,283		(461)		10,822
Loans granted to joint ventures			+2,985		2,985
Adjusted net financial debt	-	-	-		7,837
(1)	Berlin Wasser
(2)	Including the re-presented share of net income (loss) of joint ventures and associates for the year ended December 31, 2012
(3)	Including the re-presented share of adjusted net income (loss) of joint ventures and associates for the year ended December 31, 2012
(4)	Attributable to owners of the Company

Accounting Definitions

•         GAAP (IFRS) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5. Adjusted operating cash flow does not include the share of net income attributable to equity-accounted entities.

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses divested or in the course of divestiture, in accordance with IFRS 5.

•         Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance;

The new standards, IFRS 10, 11 and 12, have modified existing indicators or created new indicators that are described below:

-	Following application of the new standards, inter-company loans granted to joint ventures are no longer deducted from net financial debt. Non-eliminated inter-company loans are presented in the balance sheet in loans and financial receivables. As these loans and receivables are not included in the Group definition of Cash and cash equivalents and these joint ventures no longer generate strictly operating flows in the consolidated financial statements, the Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures;
-	Adjusted operating income is equal to net income after the share of adjusted net income (loss) of equity-accounted entities, adjusted to exclude the impact of goodwill impairment and certain special items. Special items include items such as gains and losses from asset divestitures that substantially change the economics of one or more cash-generating units;
-	Adjusted net income attributable to owners of the Company is equal to net income attributable to owners of the Company adjusted to exclude goodwill impairment, share of net income of other equity-accounted entities and certain special items. Special items include items such as gains and losses from asset divestitures that substantially change the economics of one or more cash-generating units;
-

The other indicators were not impacted by the new standards and are defined as follows:

-	The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed,
o	new contracts, and,
o	the acquisition of operating assets allocated to a particular contract or project.
-	The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.
-	The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal.
-	Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;
-	The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period, including net finance costs of discontinued operations;
-	The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;
-	Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid.
-	The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset divestitures (purchases of intangible assets and property, plant and equipment net of divestitures), financial investment net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets.

The net investment concept also takes into account issues of share capital by non-controlling interests. The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

-	The return on capital employed is defined as the ratio of:
o	net income from operations after tax, plus the share of net income from associates, less net operational income, after tax, from operating financial assets (return on operating financial assets net of tax allocated to this activity), to
o	average capital employed during the year, where
o	capital employed excludes operating financial assets and net income from operations excludes the related income.

Consolidated Statement of Financial Position: Assets

(€ million)	As of December 31, 2013	As of December 31, 2012 re-presented (1)	As of December 31, 2011 re-presented (1)	As of January 1, 2011 re-presented (1)
Goodwill	3,486.3	3,911.9	4,796.2	5,585.5
Concession intangible assets	2,099.3	2,373.1	2,219.3	1,963.9
Other intangible assets	719.3	926.3	1,014.9	1,206.7
Property, plant and equipment	4,160.5	4,706.3	6,497.4	8,109.6
Investments in joint ventures	2,905.1	2,914.8	3,167.1	3,066.1
Investments in associates	385.0	477.7	360.8	371.1
Non-consolidated investments	40.5	47.0	65.4	71.2
Non-current operating financial assets	1,698.1	2,215.9	2,091.5	2,209.2
Non–current derivative instruments - Assets	258.3	280.0	745.0	621.6
Other non-current financial assets	2,492.0	2,441.3	2,864.6	2,434.8
Deferred tax assets	859.2	1,018.7	1,065.0	1,588.7
Non-current assets	19,103.6	21,313.0	24,887.2	27,228.4
Inventories and work-in-progress	434.5	614.9	664.5	725.1
Operating receivables	6,944.1	8,573.8	8,836.5	9,887.5
Current operating financial assets	97.9	167.0	165.2	187.9
Other current financial assets	628.0	1,488.6	978.9	290.1
Current derivative instruments – Assets	60.7	45.4	49.6	36.1
Cash and cash equivalents	4,274.4	4,998.0	5,025.4	4,754.9
Assets classified as held for sale	4,698.9	1,276.0	460.0	699.1
Current assets	17,138.5	17,163.7	16,180.1	16,580.7
TOTAL ASSETS	36,242.1	38,476.7	41,067.3	43,809.1

(1)	The consolidation standards and the IAS 19 revised Employee Benefits standard hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been re-presented accordingly.

Furthermore, pursuant to IFRS 5.28 and IAS 28.21, the Group amended, retrospectively, the presentation of its investment in Transdev Group, which has been transferred from “Securities classified as held for sale” to “Investments in joint ventures, equity accounted”.

Consolidated Statement of Financial Position: Equity and Liabilities

(€ million)	As of December 31, 2013	As of December 31, 2012 re-presented (1)	As of December 31, 2011 re-presented (1)	As of January 1, 2011 re-presented (1)
Share capital	2,744.4	2,610.4	2,598.2	2,495.6
Additional paid-in capital	7,851.1	8,466.3	9,796.2	9,514.9
Reserves and retained earnings attributable to owners of the Company	(2,390.3)	(3,970.5)	(5,386.9)	(4,211.0)
Total equity attributable to owners of the Company	8,205.2	7,106.2	7,007.5	7,799.5
Total equity attributable to non-controlling interests	1,478.2	1,391.4	1,532.8	1,804.6
Equity	9,683.4	8,497.6	8,540.3	9,604.1
Non-current provisions	1,698.1	1,792.9	1,793.8	2,041.0
Non-current borrowings	9,496.8	12,131.3	14,213.3	15,344.7
Non–current derivative instruments – Liabilities	144.0	186.8	156.8	163.8
Deferred tax liabilities	801.1	1,010.3	1,465.1	1,699.3
Non-current liabilities	12,140.0	15,121.3	17,629.0	19,248.8
Operating payables	7,929.9	9,562.8	9,897.8	11,188.1
Current provisions	439.7	466.7	533.6	634.7
Current borrowings	2,912.8	3,606.1	3,753.2	2,370.5
Current derivative instruments – Liabilities	37.9	73.6	85.0	51.1
Bank overdrafts and other cash position items	216.1	252.7	390.5	339.6
Liabilities directly associated with assets classified as held for sale	2,882.3	895.9	237.9	372.2
Current liabilities	14,418.7	14,857.8	14,898.0	14,956.2
TOTAL EQUITY AND LIABILITIES	36,242.1	38,476.7	41,067.3	43,809.1

(1)	The consolidation standards and the IAS 19 revised Employee Benefits standard hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been re-presented accordingly.

Furthermore, pursuant to IFRS 5.28 and IAS 28.21, the Group amended, retrospectively, the presentation of its investment in Transdev Group, which has been transferred from “Securities classified as held for sale” to “Investments in joint ventures, equity accounted”.

Consolidated Income Statement

(€ million)	Year ended December 31,
	2013(1)	2012(1) (3) re-presented	2011 (1) (3) re-presented
Revenue	22,314.8	23,238.9	22,482.4
o/w Revenue from operating financial assets	175.9	184.4	188.4
Cost of sales	(18,959.9)	(19,563.0)	(18,881.3)
Selling costs	(536.0)	(532.9)	(516.7)
General and administrative expenses	(2,441.9)	(2,537.0)	(2,568.5)
Other operating revenue and expenses	113.5	105.3	56.1
Operating income	490.5	711.3	572.0
Share of net income (loss) of equity-accounted entities	178.7	(11.9)	(136.5)
o/w share of net income (loss) of joint ventures	160.3	(36.3)	(110.6)
o/w share of net income (loss) of associates	18.4	24.4	(25.9)
Operating income after share of net income (loss) of equity-accounted entities	669.2	699.4	435.5
Finance costs	(622.6)	(716.0)	(694.1)
Income from cash and cash equivalents	46.4	71.8	102.0
Other financial income and expenses	38.0	50.8	53.5
Income tax expense	(128.3)	(52.9)	(439.1)
Share of net income (loss) of other equity-accounted entities	(51.5)	(45.3)	(470.9)
Net income (loss) from continuing operations	(48.8)	7.8	(1 013.1)
Net income (loss) from discontinued operations	27.3	431.8	582.7
Net income for the year	(21.5)	439.6	(430.4)
Attributable to owners of the Company	(135.3)	404.0	(488.1)
Attributable to non-controlling interests in euros	(113.8)	(35.6)	(57.7)
(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	(0.29)	0.79	(0.99)
Basic	(0.29)	0.79	(0.99)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	(0.32)	(0.15)	(2.16)
Basic	(0.32)	(0.15)	(2.16)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.03	0.94	1.17
Basic	0.03	0.94	1.17

(1)	Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:
– discontinued operations in the course of divestiture, i.e. water activities in Morocco and global urban lighting activities (Citelum);
- discontinued operations divested, i.e. European wind energy activities divested in February 2013; the share of net income (loss) of the associate Berlin Water to December 2, 2013; regulated activities in the United Kingdom in the Water Division, divested in June 2012; solid waste activities in the United States in the Environmental Services Division, divested in November 2012; U.S. wind energy activities divested in December 2012; household assistance services (Proxiserve), divested in December 2011 and Environmental Services Division activities in Norway, divested in March 2011;
are presented in a separate line, Net income (loss) from discontinued operations, for the years ended December 31, 2013, 2012 and 2011.

Furthermore, the contribution of the Transdev Group was transferred to continuing operations for fiscal years 2013, 2012 and 2011.

(2)	The weighted average number of shares outstanding at December 31, 2013, is 523.5 million (basic and diluted).

Basic earnings per share is calculated by dividing adjusted net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the fiscal year. Pursuant to IAS 33.19 and IAS 12, net income attributable to owners of the Company has been adjusted to take into account the cost of the coupon payable to holders of deeply subordinated securities issued by Veolia Environnement.

(3)	The consolidation standards and the revised IAS 19 Employee Benefits standard presented hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been re-presented accordingly.

Consolidated Statement of Cash Flows

(€ million)	Year ended December 31,
	2013	2012 (2) re-presented	2011(2) re-presented
Net income for the year	(21,5)	439.6	(430.4)
Operating depreciation, amortization, provisions and impairment losses	1,507.0	1,472.8	1,616.1
Financial amortization and impairment losses	19.3	(4.1)	(2.8)
Gains/losses on disposal and dilution	(181.4)	(710.1)	(608.0)
Share of net income (loss) of joint ventures	(109.3)	60.1	572.1
Share of net income (loss) of associates	(28.0)	(29.0)	24.7
Dividends received	(3.1)	(3.3)	(2.8)
Finance costs and finance income	599.6	680.1	632.2
Income tax expense	133.8	151.1	471.0
Other items	54.0	115.9	75.3
Operating cash flow before changes in working capital	1,970.4	2,173.1	2,347.4
Changes in operating working capital	(4.3)	31.4	(224.1)
Income taxes paid	(203.1)	(226.2)	(240.5)
Net cash from operating activities	1,763.0	1,978.3	1,882.8
Including Net cash from operating activities of discontinued operations (1)	65.9	160.7	132.8
Industrial investments	(1,226.9)	(1,680.7)	(1,567.3)
Proceeds on disposal of intangible assets and property plant and equipment	120.2	94.1	117.0
Purchases of investments	(79.8)	(123.0)	(107.1)
Proceeds on disposal of financial assets (*)	807.1	2,827.2	1,784.8
Operating financial assets
New operating financial assets	(224.2)	(249.5)	(182.5)
Principal payments on operating financial assets	202.1	181.0	232.2
Dividends received (including dividends received from joint ventures and associates)	115.2	123.3	135.7
New non-current loans granted	(698.3)	(141.1)	(1,089.2)
Principal payments on non-current loans	307.3	26.6	100.4
Net decrease/increase in current loans	345.7	(19.5)	(260.1)
Net cash used in investing activities	(331.6)	1,038.4	(836.1)
Including Net cash used in investing activities of discontinued operations (1)	610.9	2,413.2	205.6
Net increase/decrease in current borrowings	(1,389.0)	(1,027.0)	(4.0)
New non-current borrowings and other debts	164.0	1,065.6	502.6
Principal payments on non-current borrowings and other debts	(1,577.1)	(1,593.7)	(261.5)
Proceeds on issue of shares	13.2	9.1	(2.8)
Share capital reduction	-	-	-
Transactions with non-controlling interests: partial purchases	(15.3)	(106.8)	(44.9)
Transactions with non-controlling interests: partial sales	2.7	(2.2)	0.1
Proceeds on issue of deeply subordinated securities	1,470.2	-	-
Coupons on deeply subordinated securities	(16.6)	-	-
Purchases of/proceeds from treasury shares	-	-	2.2
Dividends paid	(191.3)	(434.3)	(403.0)
Interest paid	(693.1)	(697.2)	(600.2)
Net cash used in financing activities	(2,232.3)	(2,786.5)	(811.5)
Including Net cash used in financing activities of discontinued operations (1)	(62.1)	107.6	(63.1)
NET CASH AT THE BEGINNING OF THE YEAR	4,745.3	4,634.9	4,415.3
Effect of foreign exchange rate changes and other	113.9	(119.8)	(15.6)
NET CASH AT THE END OF THE YEAR	4,058.3	4,745.3	4,634.9
Cash and cash equivalents	4,274.4	4,998.0	5,025.4
Bank overdrafts and other cash position items	216.1	252.7	390.5
NET CASH AT THE END OF THE YEAR	4,058.3	4,745.3	4,634.9

(*) Proceeds on disposal of financial assets in the Consolidated Cash Flow Statement include financial disposals, cash and cash equivalents, bank overdrafts and other cash position items removed from the scope of consolidation.

In 2013, this amount includes, in particular, the divestiture of Berlin Water in the amount of €636 million, including the repayment of the VW Deutschland financial receivable for €547.7 million.

In 2012, this amount included, in particular, the disposal of regulated Water activities in the United Kingdom (€1,230 million) and solid waste activities in the United States in the Environmental Services Division (€1,461 million).

(1)	Net cash flows attributable to discontinued operations as defined in IFRS 5 primarily concern:
a.	Norwegian activities in the Environmental Services Division, divested in March 2011;
b.	Household assistance services (Proxiserve), divested in December 2011;
c.	Regulated Water activities in the United Kingdom divested in June 2012;
d.	Solid waste activities in the United States in the Environmental Services Division, divested in November 2012;
e.	U.S. wind energy activities, divested in December 2012;
f.	European wind energy activities, divested in February 2013;
g.	The Berlin Water associate to December 2, 2013;
h.	Water activities in Morocco;
i.	Global urban lighting activities (Citelum).

(2)	The consolidation standards and the revised IAS 19 Employee Benefits standard hereafter provide for mandatory retrospective application with effect from accounting periods commencing on or after January 1, 2013. The consolidated financial statements for comparative periods have been re-presented accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer